HIGHLAND FUNDS
SECRETARY’S CERTIFICATE
     The undersigned, being the duly elected Secretary of Highland Floating Rate Fund, Highland Floating Rate Advantage Fund, Highland Credit Strategies Fund, Highland Capital Multi-Strategy Fund, Highland Special Situations Fund, Highland Distressed Opportunities, Inc., and Highland Funds I (collectively, the “Funds”), hereby certifies that the following is a complete, true and correct copy of the votes adopted by the Trustees/Directors of the Funds (including a majority of Trustees/Directors that are not “interested persons” as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended) on August 7, 2008, and that such votes remain in full force and effect as of the date hereof:
Fidelity Bond Coverage
Whereas,	it is hereby determined by the Board of Trustees/Directors, including the Trustees/Directors who are not “interested persons,” as defined under the Investment Company Act of 1940, as amended (the “1940 Act”), that the participation of Highland Floating Rate Fund, Highland Floating Rate Advantage Fund, Highland Credit Strategies Fund, Highland Special Situations Fund, Highland Funds I, Highland Capital Multi-Strategy Fund and Highland Distressed Opportunities, Inc. (each a “Fund” and, collectively, the “Funds”), in the Joint Insured Fidelity Bond under which each Fund is named as an insured (the “Fidelity Bond”), is in the best interests of the Funds; now, therefore, be it

Resolved,	that the form, terms and provisions of the Fidelity Bond issued by ICI Mutual Insurance Company (Bond No. 04704108B), for the period commencing July 31, 2008 and ending July 31, 2009 with a limit of liability of $6,450,000, in substantially the form presented at this meeting, be, and it hereby is, approved; and further

Resolved,	that the form, terms and provisions of the Agreement Among Insureds, in substantially the form presented at this meeting, be, and it hereby is, approved; and further

Resolved,	that, after taking into consideration all relevant factors including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity Bond, and the amount of the premium for the Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, the ratable allocation of the premium of the Fidelity Bond among the Funds, as set forth in the Agreement Among Insureds, be, and it hereby is, approved; and further

Resolved,	that pursuant to Rule 17g-1(h) under the 1940 Act, the Secretary or Assistant Secretary of each Fund is hereby designated as the officer of such Fund who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

Resolved,	that the officers of the Funds be, and each of them hereby is, authorized to do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary and appropriate to implement the foregoing resolutions, including increasing or decreasing the coverage of each Fund under the Fidelity Bond, to assure compliance with these resolutions and said Rule 17g-1.
IN WITNESS WHEREOF, I have hereunto set my hand this 26th day of September, 2008.

/s/ M. Jason Blackburn
M. Jason Blackburn
Secretary